September 17, 2007
Mr. Tim Buchmiller
Senior Attorney
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Eli Lilly and Company
Definitive Proxy Statement
Filed March 5, 2007
File No. 001-06351
Dear Mr. Buchmiller:
Confirming our exchange of voice mails last week, we have requested and you have agreed to an extension to Monday, October 22, 2007, to respond to your letter of August 21, 2007. This extension will allow us more time to prepare our responses and to review them with our board’s compensation committee.
If you have any questions in the meantime, please contact me at (317) 276-5835.
Sincerely,
/s/ James B. Lootens
James B. Lootens
Secretary and Deputy General Counsel
JBL/mat